October 2, 2014

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Corbus Pharmaceuticals Holdings, Inc.
Amendment No. 1 to Registration Statement on Form S-1
Filed September 30, 2014
File No. 333-198563

Ladies and Gentlemen:

On behalf of Corbus Pharmaceuticals Holdings, Inc. (the “Company”), we are hereby responding to the letter, dated October 1, 2014 (the “Comment Letter”), from Jeffrey P. Riedler, Assistant Director of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), regarding the Company’s first amendment to the Registration Statement on Form S-1, submitted on September 30, 2014 (the “Amendment”). In response to the Comment Letter and to update certain information in the Registration Statement, the Company is submitting the Amendment No. 2 to the Registration Statement with the Commission (the “Second Amendment”).

For ease of reference, set forth below are the comments of the Staff with respect to the Amendment, as reflected in the Comment Letter. The Company’s response is set forth below each comment. Capitalized terms used herein have the meanings set forth in the Amendment unless defined herein.

The Company has authorized us to respond to the Comment Letter as follows:

Prospectus Summary
Reverse Stock Split Range Authorization

1.	We note that your board of directors recently approved a reverse stock split and that you are currently seeking approval from shareholders to effect the split. Please fully disclose the reasons for and effects of the reverse stock split proposal. For example, you disclose that you are seeking approval for the split “to provide [your] board of directors with flexibility to effect” the split. You should explain why your directors desire this flexibility and for what specific purposes. Your discussion of the effects of the split should include details relating to dilution, change in the number of outstanding shares, the treatment of any resulting fractional shares and odd lots, and any other material information. Finally, please tell us how prospective investors and selling stockholders will be informed if and when a reverse split is effected.

Page 2	October 2, 2014

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 6 and 35 in response to the Staff’s comment. The Staff is supplementally advised that in the event the board of directors of the Company effects a reverse stock split within the reverse stock split range, the Company will file a post-effective amendment to the Second Amendment reflecting the reverse stock split.

Any questions regarding the contents of this letter, the Registration Statement, or this Second Amendment should be addressed to the undersigned at (973) 597-2476.

Very truly yours,

/s/ Steven M. Skolnick

Steven M. Skolnick

Enclosures

cc:	Sean Moran Mark Tepper